Exhibit 99.1

Imperial Q3 2022

Earnings Call

Friday October 28, 2022

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Additional information regarding the tender offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedar.com, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Forward-looking statements

Statements of future events or conditions in this report, including projections, targets, expectations, estimates, and business plans are forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, goal, seek, project, predict, target, estimate, expect, strategy, outlook, schedule, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this report include, but are not limited to, references to the overall positive macro environment and fourth quarter economic environment; plans to operate at maximum levels for the fourth quarter; the company’s intention to initiate a substantial issuer bid; reduction of debt further enhancing financial resilience and flexibility; estimated income tax cash payments; priorities to pay a reliable and growing dividend and return surplus cash to shareholders; the company’s planned renewable diesel complex at Strathcona, including impact and timing of a final investment decision; Cold Lake updated production guidance for 2022; Syncrude operations returning to normal from planned turnaround activity; continuing to advance solutions to lower emissions, including Pathways Alliance carbon capture and storage network and developing and deploying technology; the collaboration with FLO to jointly develop an electric charging service option and transfer of credits under the Clean Fuel Regulations; the impact of greenhouse gas emissions reduction efforts; the company’s focus on core upstream oil sands assets; anticipated utilization at downstream assets, product margin trends and heavy crude differentials; expected capital expenditures for 2022 and 2023; and Kearl unit cost reductions and accelerated pathway to 280 kbd by 2024.

Forward-looking statements are based on the company’s current expectations, estimates, projections and assumptions at the time the statements are made. Actual future financial and operating results, including expectations and assumptions concerning demand growth and energy source, supply and mix; production rates, growth and mix across various assets; project plans, timing, costs, technical evaluations and capacities and the company’s ability to effectively execute on these plans and operate its assets, including factors influencing a final investment decision for the renewable diesel complex at Strathcona; the adoption and impact of new facilities or technologies on reductions to GHG emissions intensity, including but not limited to Strathcona renewable diesel and support for and advancement of carbon capture and storage, and any changes in the scope, terms, or costs of such projects; the amount and timing of emissions reductions; support from policymakers and other stakeholders for various new

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

technologies such as carbon capture and storage; receipt of regulatory approvals; for shareholder returns, assumptions such as cash flow forecasts, financing sources and capital structure, that the necessary exemptive relief to proceed with the substantial issuer bid under applicable securities laws will be received on the timeline anticipated, and ExxonMobil making a proportionate tender in connection with the substantial issuer bid; applicable laws and government policies, including with respect to climate change and GHG emissions reductions; capital and environmental expenditures; progression of COVID-19 and its impacts on Imperial’s ability to operate its assets; and commodity prices, foreign exchange rates and general market conditions could differ materially depending on a number of factors. These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and resulting price, differential and margin impacts, including foreign government action with respect to supply levels and prices, the impact of COVID-19 on demand and the occurrence of wars; availability and allocation of capital; the receipt, in a timely manner, of regulatory and third-party approvals, including for the company’s substantial issuer bid; the results of research programs and new technologies, the ability to bring new technologies to commercial scale on a cost-competitive basis, and the competitiveness of alternative energy and other emission reduction technologies; lack of required support from governments and policymakers for adoption of new technologies for emissions reductions; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; availability and performance of third-party service providers, including in light of restrictions related to COVID-19; environmental risks inherent in oil and gas exploration and production activities; political or regulatory events, including changes in law or government policy, environmental regulation including climate change and greenhouse gas regulation, and actions in response to COVID-19; management effectiveness and disaster response preparedness, including business continuity plans in response to COVID-19; operational hazards and risks; cybersecurity incidents, including increased reliance on remote working arrangements; currency exchange rates; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K and subsequent interim reports.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

Non-GAAP Financial Measures

See attachment VI at the end of this document.

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Welcome & Cautionary Statement

Dave Hughes

Vice President Investor Relations, Imperial Oil

Thank you Mary, and good morning everybody. Thanks for joining us on our third quarter earnings call. As usual, I’m joined by Imperial’s Senior Management Team, including Brad Corson, Chairman, president and CEO, Dan Lyons, Senior Vice President Finance and Administration, Simon Younger, senior vice president of the upstream, Sherry Evers, vice president of commercial and corporate development, and Jon Wetmore, vice president of the downstream. Just let me first go over the cautionary statement.

Today’s comments include reference to non-gaap financial measures. The definitions and reconciliations of these measures can be found in our attachment six of our most recent press release and are available on our website with the link to this conference call. Today’s comments may also contain forward looking information. Any forward looking information is not a guarantee of future performance and actual future performance and operating results can vary materially depending on number of factors and assumptions. Forward looking information and the risk factors and assumptions are described in further detail on our third quarter earnings release that we issue this morning, as well as our most recent form 10K. All of these documents are available on SEDAR, EDGAR and on our website, so please refer to those.

As usual, Brad and Dan are going to provide an operating and financial update, after which we’ll cut over to the Q&A so, with that, I will turn over to Brad for his opening remarks.

Opening Remarks

Brad Corson

Chairman, President and CEO, Imperial Oil Limited

Thanks Dave. Good morning everybody, and welcome to our third quarter earnings call. I hope you’re all doing well. I am really pleased to report another very strong quarter for Imperial. We saw outstanding performance across all of our assets, both upstream and downstream, and we are also seeing this strong operating momentum continue into the fourth quarter. The overall macro environment remains quite positive for our financial performance.

We’re continuing to experience high commodity prices driven in large part by supply challenges and ongoing geopolitical events, both of which serve to remind us just how important a stable and reliable energy supply is. Our unrelenting focus on safety and reliability enables our strong operating performance in this environment and underpins the results, which we will be talking about this morning, and we continue to look for ways to further increase production and ensure reliable energy supplies when Canadians need them most. And so far, the fourth quarter seems to be a continuation of this economic environment. With all of our major planned maintenance activities behind us, our plans are to continue running at maximum levels as we have so far this year. This sets us up well for a very strong finish to the year, so over the next few minutes, Dan and I will detail the results of what was a very strong quarter.

So now let’s review the third quarter results. Earnings for the quarter were just over $2 billion and our cash from operating activities was almost $3.1 billion. These results reflect the strong operating performance in the quarter as well as the strong commodity fundamentals we are currently experiencing. I would also remind you that along with strong financial results like this comes increased royalty and tax contributions to the government that go to support our local communities. We achieved total upstream production of 430,000 barrels per day in the quarter, which reflects a return to normal operations at Kearl post the second quarter turnaround and ongoing excellent performance at Cold Lake, as well as the impacts of a large plan turnaround at Syncrude. Performance of the downstream continues to excel. Our refinery utilization in the third quarter was 100%, which not only represents the fifth consecutive quarter of utilization above 90%, but also the highest utilization we have seen in over 40 years. This sustained outstanding performance is so important in the current environment, given the current supply challenges we have talked about.

The third quarter also saw significant cash generated including cash received from the proceeds of the sale of our interests in XTO Energy Canada, which closed at the end of August. We opted to use those sales

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

proceeds to reduce our outstanding debt by $1 billion. This also lowers our debt to capital ratio1 even further from 19% at the end of 2021 to below 16% now. In addition to this debt repayment, we continue to maximize shareholder returns. Not only did we return $227 million in dividends, by mid-October, we had fully executed our current normal course issuer bid well ahead of the program’s expiry in June of 2023. These buybacks represented an additional $1.5 billion of cash return to our shareholders during the quarter and another $434 million in October. And finally this morning we declared a dividend of 44 cents per share, payable January 1st, 2023. That represents an increase of 10 cents per share are over 29%. This is the largest dividend increase in Imperial’s history and we also announced our intention to initiate another substantial issuer bid to return an additional 1.5 billion to our shareholders in the fourth quarter. Altogether as of the end of the third quarter, we have now delivered record shareholder returns of $5.1 billion this year with more to come. And with that, I’ll pass things over to Dan.

Financial Update

Daniel Lyons

Senior Vice President, Finance and Administration, Imperial Oil

Thanks Brad. Getting into the financial results for the third quarter, our net income of $2,031 million was up $1,123 million from 2021, we were up about $900 million when we exclude the impact of the XTO sale. This increase was primarily driven by higher margins in the downstream and improved realizations in the upstream. Now if you look sequentially, our third quarter income of $2,031 million is down $378 million from the second quarter or down around $600 million, excluding the XTO sale, reflecting softer crude prices and refining margins that were partly offset by improved upstream and downstream volumes.

Looking at each business line, the upstream, which reported net income of $986 million is down $360 million from our second quarter net income of $1,346 million, we’re down about $570 million when we exclude the impact of the XTO sale. The downstream reported net income of $1,012 million, relatively flat for the second quarter as strong utilization rates allowed us to continue to take full advantage of the attractive refining margin environment. Finally, our chemicals business continued to demonstrate solid performance with net income of $54 million in the third quarter, essentially flat with our second quarter net income. Moving on to cash flow in the third quarter, we generated nearly $3.1 billion in cash flows from operating activities an improvement of just over $400 million from the second quarter. Bringing our year to date cash flows from operating activities to almost $7.7 billion, up about $3.8 billion from last year, reflecting strong conditions and favorable working capital impacts.

Free cash flow2 for the quarter was 3 billion, $453 million. Bring our year to date free cash flow to about $7.5 billion, around $4.3 billion higher than last year, primarily driven by the increase in cash flow from operations that I just mentioned, and by the cash received from the XTO sale. As Brad mentioned earlier, we completed the sale of our interest in XTO during the third quarter. We utilized the proceeds from this structural change in our business to structurally improve our balance sheet by reducing debt by $1 billion further enhancing our financial resilience and flexibility going forward.

On previous earning’s calls we noted that we expected cash payments in 2022 of around $400 million, that that remains the case and that includes about $350 million that has already been paid in the third quarter year to date. Looking forward, there are of course a number of factors that could impact our final income tax payment for 2022 that will actually be made in the first quarter of 2023, but under current conditions, we continue to anticipate that this first quarter, 2023 cash income tax payment would be on the order of $2.5 billion. Finally, we ended the third quarter with just under, $3.6 billion of cash on hand.

Moving on to capex, capital expenditures in the third quarter totalled $392 million up from $277 million in the third quarter of 2021 in line with our full year guidance of $1.4 billion. Spending in the third quarter was primarily in the upstream with increased spend at our Grand Rapids project and volume sustainment at Cold

1 Debt, defined as “Total debt” (Attachment I), divided by capital, defined as the sum of “Total debt” and “Shareholders’ equity” (Attachment I)

2 non-GAAP financial measure – see attachment VI for definition and reconciliation

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Lake, as well as spending on our in pit tailings project and new maintenance facilities at Kearl. In the downstream we continue to progress our renewable diesel project at Strathcona. Shifting to, my favorite topic, shareholder distributions, a reliable and growing dividend remains the bedrock of our cash distribution strategy. As Brad noted this morning, we declared a fourth quarter dividend to 44 cents per share payable in January, with this 10 cents per share increase, we have now doubled our dividend over the last two years. Beyond base dividends, we remain committed to returning surplus cash to shareholders through our normal course issuer bid program and other means.

We completed our most recent accelerated NCIB program in October, returning $1.9 billion to shareholders over the last four months. Looking back over the past 18 months, we returned $7.1 billion to shareholders via share buybacks, reducing our share count by 129 million shares or 18%. As Brad noted, given our robust free cash flow generation, we intend to launch a second substantial issuer bid this year, returning up to an additional $1.5 billion to shareholders in the fourth quarter. The terms and pricing will be determined and the bid is expected to commence within the next two weeks. Both the dividend increase and our second SIB announcement continue to demonstrate our ongoing commitment to return cash to shareholders. Now I’ll turn it back to Brad to discuss our operational performance.

Operational Performance

Brad Corson

Chairman, President and CEO, Imperial Oil

Thanks Dan. Upstream production for the quarter averaged 430,000 oil equivalent barrels per day, which is down 5,000 barrels per day versus the third quarter of 2021, but up 17,000 barrels per day versus the second quarter. This increase reflects our strong operating performance at Kearl and Cold Lake, which more than offset the impacts of a major plan turnaround at Syncrude. While ongoing strength and commodity prices continues to be a key part of the story this year. I would note that the WTI-WCS differential came under some pressure in the quarter resulting in a widening of around $6 per barrel versus the second quarter. And while these pressures have continued so far in the fourth quarter, WCS absolute prices continue to be quite strong. I would also note that at the same time we saw an increase in downstream crack spreads notably for diesel, which provides a counter to the wider differentials and highlights the value of integration that we have. Additionally, our downstream directly benefits from the lower prices on the heavy crudes we process, especially when coupled with the higher diesel crack spreads I mentioned. And further, Syncrude synthetic product commanded a strong premium in the third quarter.

So now let’s move on and talk specifically about Kearl, production in the third quarter, averaged 271,000 barrels per day gross, which was up 47,000 barrels per day versus the second quarter, which included our annual major turnaround and just under the 274,000 barrels per day from the third quarter of 2021. This year’s third quarter production represents the third highest quarterly production in Kearl’s history, and operations remain strong at Kearl, and I’m pleased to report that October month to date production has averaged 305,000 barrels per day. I would also like to highlight that so far in October, Kearl has set a number of single day production records with the best ever single day production in the history of the asset being 357,000 barrels per day on October 12th. Back on the second quarter call, we provided updated full year guidance of around 245,000 barrels per day for Kearl, reflecting the challenges we faced in the first quarter, and given the strong performance in the third quarter and so far into the fourth quarter, we are reiterating the current full year guidance of around 245,000 barrels per day.

Finally, turning to operating costs, we saw a reduction in unit operating costs at Kearl in the quarter of around US $6 per barrel versus the second quarter to just over US $25 per barrel. Although we are still facing pressures from high energy prices, this reduction reflects the absence of the second quarter turnaround, as well as the impacts of our ongoing focus on optimization and improving reliability. We continue to work towards a sustainable unit operating cost at or below US $20 per barrel at Kearl.

Moving to Cold Lake, 2022 continues to be a great year for our Cold Lake asset, production for the third quarter averaged 150,000 barrels per day, which was up 6,000 barrels per day from the second quarter and up 15,000 barrels per day from the third quarter of 2021. This is also the fourth consecutive quarter with production at or above 140,000 barrels per day. As I’ve talked about before, these results reflect our ongoing focus on production optimization and reliability resulting in year-to-date production of 145,000 barrels per day. And if you recall, our original guidance for Cold Lake was 135,000 to 140,000 barrels per day for the year.

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

With these strong year-to-date performance results, we are now increasing this guidance to a range of 140,000 to 145,000 barrels per day, and I expect it will likely be at the upper end of that range.

Imperial’s share of Syncrude production for the quarter averaged 62,000 barrels per day, which was down 19,000 barrels per day from the second quarter and down 16,000 barrels per day from the third quarter of 2021. The lower production reflects the impacts of a major planned turnaround at the asset in the third quarter of the year, which is now largely complete and operations are returning to normal. The interconnecting pipeline between Syncrude and Suncor was heavily leveraged during the turnaround months, averaging about 7,000 gross barrels per day of bitumen and other products during the quarter. This highlights the value of the interconnecting pipelines in support of increasing utilization at the site. To wrap up my comments on the upstream, I would also note that we successfully closed the sale along with ExxonMobil Canada of our XTO assets at the end of August. Imperial’s 50% share of these assets represents production of around 5,000 barrels per day of liquids and 65 million cubic feet per day of gas. Cash consideration for Imperial share of the sale was around $900 million, which Dan already mentioned we used to pay down debt. While debt remains a lower capital allocation priority for us, given our strong balance sheet, we felt it made sense to use this non-operating source of cash for that purpose, serving to further enhance our already strong balance sheet and improving our financial flexibility going forward.

So now let’s move on and talk about the downstream. In the third quarter, we refined an average of 426,000 barrels per day, which was up 14,000 barrels a day versus the second quarter and up 22,000 barrels per day versus the third quarter of 2021. This reflected continued strong operating performance and minimal plan turnaround activity. Refinery utilization was exceptional at 100%, which is the highest quarterly utilization in over 40 years, and a result of our continued focus on reliability and optimization. This is up from 96% in the second quarter and 94% in the third quarter of 2021.This is tremendous performance, and I would like to credit our refinery teams who remain focused on reliability and optimization to deliver this phenomenal result. Year-to-date utilization is 96%, which not only reflects strong operating performance, but also the fact that 2022 has been a light year for planned maintenance. We expect to see 2023 go back to more typical maintenance levels, and we will be providing more details on the turnaround schedule when we release our 2023 guidance later this year. But needless to say, having such a light turnaround year has served us very well in the high refining crack spread environment we have been seeing throughout 2022. We are also continuing to progress the Strathcona Renewable Diesel Project and expect a final investment decision in the coming months. To that end, you would’ve seen our announcement about entering into a long term contract with Air Products to supply low carbon hydrogen to the project. An important milestone as we continue to progress our plans to build Canada’s largest renewable diesel manufacturing facility.

Petroleum product sales in the quarter were 484,000 barrels per day, which is up 4,000 barrels per day versus a second quarter and down 1000 barrels per day versus the third quarter of 2021. Gasoline and diesel demands remain strong at levels similar to the second quarter, and jet fuel demand has stabilized at close to pre-pandemic levels. We continue to see a positive downstream margin environment in the third quarter, and although we have seen some softening of motor gasoline margins through the third quarter, diesel margins remain extremely strong. These dynamics are driven by a number of factors, including low product inventories and a global shortfall for diesel fuel.

And that brings us to chemicals. This business delivered $54 million in earnings in the third quarter, which was essentially flat or up $1 million from the second quarter, but down $67 million from the third quarter of 2021, which as you know, was a period of all time high realizations for us in the chemicals business. The performance we have seen so far this year is more indicative of mid-cycle performance and has been very stable throughout 2022.

As always, I’d like to wrap up by highlighting a few other items of note, particularly as it pertains to our ongoing commitment to improving sustainability and reducing our overall environmental footprint. First, the government of Alberta selected the Pathways Alliance to continue exploratory work on the development of a CCS hub, which will allow operators to safely store CO2 in the Cold Lake area. This is the pore space, which we have been talking about recently, and an important milestone in the Pathways plan to develop infrastructure in collaboration with governments to help achieve Canada’s net zero goals. In addition, the Alliance has completed pre-engineering work on the 400 kilometer carbon trunk line and has begun early engagement with more than 20 indigenous communities along the corridor as a reflection of its commitment to meaningful engagement throughout the full cycle of the network’s operations. The Alliance is also conducting engineering studies for the first phase of the CO2 capture facilities as well as executing environmental field programs to support the necessary regulatory application submissions. So really a lot going on here. Second, during the quarter, we released our annual corporate sustainability report, which

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

highlights our plans and progress in key environmental, social, and governance areas. We are very proud of the progress we have made so far and intend to build on that momentum in the coming years. And most recently, in fact, just last week, we announced a unique collaboration with a leading electric vehicle charging solutions company called FLO to jointly develop charging service options for Imperial’s Esso- and Mobil-branded wholesalers, which includes an agreement to transfer credits to Imperial under Canada’s Clean Fuel regulations. This is expected to support Canada’s net zero emissions goals by expanding FLO’s charging network for electric vehicles. Our collaboration with FLO will complement other Imperial greenhouse gas emission reduction efforts, including plans to produce and supply lower emission fuels, next generation resource recovery technologies and carbon capture.

In closing another excellent quarter, we saw high reliability in our operations across the board, including record high utilization in our downstream, allowing us to continue to benefit from a strong business environment and to deliver very strong financial results. We also closed the sale of our interest in XTO Energy Canada, further advancing our strategy to maximize share shareholder value by focusing upstream resources on our core long life low decline oil, oil sands assets.

We returned over $1.7 billion to our shareholders in the quarter via our reliable and growing dividend and the accelerated execution of our current normal course issuer bid. And today we announced our largest dividend increase in history as well as our plans to initiate our second substantial issuer bid of 2022, both of which continue to underscore our ongoing commitment to drive shareholder value and our continued commitment to shareholder returns.

Progress continues in our efforts to lowering our carbon footprint. In addition to signing a hydrogen supply agreement with Air Products, we expect a final investment decision on the Strathcona Renewable Diesel project in the coming months. And we’ve continue to advance our deployment of next generation in-situ technology with the Grand Rapids project at Cold Lake. We also released our latest sustainability report, and I would encourage you to have a look to learn more about our plans and progress in this important area. When you couple this with our recent announcements such as our collaboration with FLO on electric vehicle charging service options, as well as the government of Alberta’s awarding a pore space as just a couple of examples, I hope you can see the active role Imperial is playing in the energy transition and in our journey towards a lower carbon future. As always, I’d like to thank you once again for your continued interest and support of our company. And lastly, a big shout out of thanks to the entire Imperial team who have worked so hard to deliver these great results. And now we’ll move to the Q&A session, so I’ll pass it back Dave.

Q&A

Dave Hughes: Thanks, Brad, I would just like to remind everybody, please if you could limit yourself to one question plus a follow up that just ensures we can get all the questions in. So with that, Mary, would you please open up the Q&A line?

Operator: Thank you. If you wish to ask a question at this time, please signal by pressing star one on your telephone keypad. Please ensure the mute function on your telephone is switched off to allow your signal to reach our equipment. Again, please press star one to ask a question. We can take our first question now from Greg Pardy of RBC Capital Markets. Please go ahead.

Greg Pardy: Yeah, thanks, thanks. Good morning. And Brad, I typically don’t do this, but my goodness, what an outstanding, outstanding quarter. I wanted to ask you maybe just about, generally around shareholder returns looking into 2023 and then, your appetite to do further SIBs. So it always comes up as a question, right, in terms of the acceleration of the NCIB, and then it creates these apparent air pockets in what you might do, obviously you’ve addressed that very elegantly. What’s the appetite for an SIB into next year, and then how do we, this is the follow up course, but how do you think about that versus specials versus just grinding way on an NCIB and so on? Just want to kind of dial that in a little bit more than my understanding permits now.

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Brad Corson: Yeah, thanks. Thanks, Greg. I’ll make a couple of comments and maybe turn it over to Dan, you’ve seen throughout this year a very strong commitment to shareholder returns, returning cash to our shareholders via a multitude of vehicles. It does start with a long history of a reliable and growing dividend, and of course we’ve reinforced those actions with a record setting dividend increase today. We’ve continued our philosophy around share buybacks as an important and structural vehicle to return cash to shareholders. And as you know, we’ve got this 5% a year limit with our NCIB and as we’ve accelerated and exhausted that for a couple of years running now, that has caused us to now look at SIBs as an additional vehicle to supplement those shareholder returns.

So we’re getting ready to embark on our second one for this year, and I think as we look to 2023, it’s premature to commit on further SIBs, but it’s not premature to commit on a longstanding philosophy and principle on returning cash to shareholders. And so you will continue to see that as we move into 2023, I think the vehicle that, that we leverage is kind of yet to be determined. Again it will be something we’ll be continuing to focus on, discuss with the board. Dan, anything you want to add to that?

Daniel Lyons: Yeah, just maybe a bit. Well, Greg, by the way, congratulating us at the beginning of your remarks that’s always good. You don’t have to apologize for that. We appreciate it. But as said our philosophy returning surplus cash to shareholders is unchanged, right. So what we’ve said, beyond the reliable and growing dividend, our first port of call is the NCIB. So I think that’s almost a given. Of course, it’ll depend on market conditions, but if our cash generation is such and current market conditions continue, it will be such that we’ll have to go to other means to return surplus cash, and we’ll do that. We’ve done two SIBs, so obviously we see that as an attractive way of returning cash. We do continue to think about specials, for us it’s really an investor preference thing, and as we talk to investors across the spectrum, our investors, there seems to be a pretty strong preference for the SIB over special dividends. But, I wouldn’t rule a special dividend out. So philosophy’s the same. If cash continues to be strong you’ll continue to see the NCIB and additional returns of cash through the means available to us.

Brad Corson: And, and Greg, maybe just kind of one other, if I can make one other supplemental comment, around that. What we’re talking about here is our capital allocation philosophy as it relates to surplus cash. Now, embedded in that decision is also our commitment to reinvesting in the business, and you see us doing that with significant investments at Kearl at Cold Lake, in our downstream, with our renewable diesel project and looking further down the road with our Pathways Alliance and our commitment to net zero by 2050 and all the infrastructure investments that’ll be necessary to achieve that. So I think we’re striking a very good balance between investing in the sustainability of our company and in our future, but at the same time, doing that in a responsible way that also yields significant surplus cash that we can return to our shareholders.

Greg Pardy: Okay. Understood. Thanks, very thorough rundown. Just the second question comes back to the a 100% utilization in the refining, was that one or two facilities in particular? Have you seen any capacity creep post your turnaround activity? I’m just trying to get a sense as to how likely this is to get replicated even conceivably in the fourth quarter, but just has anything really changed structurally in the downstream that 100% utilization might happen again?

Brad Corson: Yeah, it’s a good question, we are super pleased, super proud of the 100% utilization and there’s really nothing that we’re seeing in the fourth quarter that suggests a fundamental change to that. As I did mention, a contributing factor to our overall high utilization throughout the whole year has been our light level of turnaround activity compared to historical levels. As we move to next year, we’ll be returning to more typical levels. So that will have an effect on us as we move to next year. But as we sit here today and looking to the rest of the fourth quarter, I expect continued very high utilization and again, a big credit to our refinery teams to achieve that.

Greg Pardy: All right. Many thanks guys.

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Brad Corson: Thank you.

Operator:         And we can now take our next question from Doug Leggate of Bank of America. Please go ahead.

Doug Leggate: Hey, good morning guys. This is actually Clay on Doug. For my first question, I’d also like to touch on cash returns as the market looks like it likes what you’ve done here. So my follow up is how the calls on capital will evolve into 2023, and specifically I’m thinking about capital expenditures and also cash tax. So any color that you can provide there would be helpful.

Brad Corson: Yeah, thanks. Thanks for the question. Maybe I’ll first make a comment around capex and then I’ll turn it over to Dan and he can talk more about the other elements. On capex, as we shared at our investor day earlier this year, our guidance for this year is $1.4 billion of capital expenditures. We are right on track to achieve that, consistent with the full year guidance. And, as we look to the next few years, what we’ve said is we’ve expect to average about $1.5 billion, which is a combination of maintenance capital and some growth capital. We’ll update that outlook, when we have our next investor day sometime early next year. But as we sit here today we’re finalizing our near term business plans, I think we still feel good about those levels of capital expenditures. I think for now the $1.5 billion, over the next few years is still a good average for us. And we’ll provide a bit more detail early next year on that. So that’s the capex story, and I’ll turn it over to Dan.

Daniel Lyons: As I said before, we expect to be cash tax paying, sort of fully cash tax paying in 2023 especially under these strong market conditions. I’ve talked about really quite low cash tax payments in 2022 of about $400 million projected for the whole year. And I talked about our final catch up payment for 2022, which we’ll make in the first quarter 2023 is about $2.5 billion. Going forward under current conditions, we’d expect to be currently tax paying at roughly 24%.

Doug Legate: Got it. I appreciate that, Dan. My second question is on the downstream result. So what stood out to us beyond the really big headline numbers was that the gross margin was nearly identical to the second quarter and refining benchmarks peaked then. So can you help us understand what the drivers are for Q3 and maybe some idea of how retail contributed to the overall result?

Brad Corson: Yeah, thanks for that question. Certainly the margins have stayed quite high in the third quarter, and so that’s a large driver for us, coupled with being able to achieve these very high utilization rates, which were higher in the third quarter than the second quarter. That has contributed to us maximizing value through those assets. And then, as is always the case, we’re constantly optimizing our crude slates that we run, taking advantage of market availability of crudes and discounted crudes, ensuring we’re placing our products to the highest markets that are available to us. So you put all that together and we were able to generate just a hugely profitable third quarter in the downstream. I just kind of painted that picture at the highest level. Jon Wetmore is here with us and he of course runs our downstream, I’ll offer to him if he wants to add any further detail on that.

Jon Wetmore: Yeah, good morning everyone. Thanks, Brad. I think one thing I’ll say about the third quarter trend on gross margin is that gasoline softened, but diesel strengthened. And so that’s maybe the swap if you’re trying to look at it versus the second quarter. Gasoline was very strong in the second quarter and it did soften globally and softened within North America, but diesel has more than offset that, and we do expect the diesel trend to be there in the fourth quarter of this year. So very, very positive bullish signals on diesel in the fourth quarter, and I think that’s why Brad is, is signaling that we do expect strong crude rates through the fourth quarter as well underpinned by that very good diesel signal.

Doug Leggate: Got it. I appreciate that guys. Thank you.

Brad W. Corson:           Thank you.

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Operator: We can now take our next question from Dennis Fong of CIBC word markets. Please go ahead.

Dennis Fong: Hi, good morning. I appreciate you taking my questions and for providing some of that color in your opening comments. Maybe my first one’s just to follow on the discussion around refined products and the downstream side. I was hoping you could highlight some of the investments Imperial has made recently that has either improved the flexibility around either marketing or throughput and as well as a reminder on the range or limits around the relative amount of diesel production you guys can do.

Brad Corson: Yeah just a couple of comments on investments. Certainly the most recent and material investment we made was in the Sarnia products pipeline that we announced completion and startup earlier this year. That allows us good access to the high value Toronto market for our products and we are fully leveraging that asset. We’re able to deliver those products reliably via pipeline at a lower cost than we have been able to do in the past. So I think that’s a key contributor for us. As we look back a bit longer in history and over the last couple of years we’ve been investing in our asphalt manufacturing capability, we’ve been investing in our ability to run our heavy crudes and that just further strengthens our integration as a downstream. So I think those are all a key contributors for us. And of course, as we look ahead we’re, we’re progressing our planning and early investments in the Strathcona renewable diesel project, which is just another example of how we’re positioning ourself to capture maximum value out of not just today’s market, but our view of the future market.

Dennis Fong: Great. Great. Thanks. My second question, if you wouldn’t mind switching gears, is at the beginning of this year, due to some of some extreme cold weather that was experienced up in northern operations, Kearl performed a little bit less desirably. I was curious as to whether or not you could walk us through some of the learnings or changes you’ve made to operations to help improve or moderate the risk as we enter this cooler temperature season over the next few months. Thanks.

Brad Corson: Yeah, thanks. Thanks for that question. And, and you’re right. We had some disappointing performance late last year and early this year driven by just the extreme cold weather conditions, and of course we we’re accustomed to operating in cold weather, but what we saw was a bit unusual for us. There were several confluence of events that contributed to that downtime. I would first say that based on our third quarter performance, I think, there’s a strong indication that that is long in in our rear view mirror now. We feel very, very good that with all the work we did to mitigate those situations that were well prepared for this coming winter. And probably the biggest learning we had was around the operating envelopes that we needed to be prepared for with our new crushers. That was the new variable for us, and they experienced some issues in the cold weather, but we’ve made modifications to that equipment andwe feel quite comfortable. But, that’s the strength of the Kearl organization, they have demonstrated their resilience, they continue to adapt, they continue to interrogate any bottleneck in the system, any lack of reliability and continue to learn from that and close the gap. And, that is what’s put us clearly on this accelerated pathway to 280,000 barrels per day by 2024, a year earlier than we had previously indicated. The team isn’t giving up there, they’re going to continue to work toward further improvement. So, I leave you with that we feel quite positive and optimistic about the, the future at Kearl.

Dennis Fong: Great. I appreciate that incremental color. I’ll turn it back. Thanks.

Brad Corson: Thanks, Dennis.

Operator:       As a reminder, please press star one to ask a question. We’ll take our next question now from Patrick O’Rourke, ATB Capital, please go ahead.

Patrick O’Rourke: Hey guys, good morning. Thanks for taking my questions. Wondering here, in terms of the renewable diesel project, you got the agreement with air products there. What sort of technical and regulatory milestones remain between now and FID and then in terms of the Air Products deal, does that have any

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

impact on the nature, or amount of capital, or timing of those capital spends that will be necessary by Imperial?

Brad Corson: Thanks for the question. Thanks for the interest in the project. We’re super excited about it. Concluding the contract with Air Products is a key enabler for us to bring that project to FID. And as I mentioned we are anticipating that we will bring it to FID within the coming months. The other key outstanding item that we’re working through is some key commercial arrangements around the crop supply that will be the feed stock for the renewable diesel project. Those discussions are well advanced and going well and obviously that’s a key element of the project. From a capital standpoint, we’ve indicated that our estimated cost is around, $500 million investment for that project. And that excludes investments that Air Products would make or that crop suppliers would make. When you look at it in total, it’s probably closer to a billion dollars, including other’s investments, third party investments. The regulatory work is well advanced, that’s not an obstacle for us at this point. So again, we’re getting down to the final steps we need take FID. So I’m super excited about advancing this project. And I think it’s got great benefit, not just for us as a company, but for Canada and our objectives as society here.

Patrick O’Rourke: Okay. I appreciate that color. And then just on the financial side here, you guys have maintained the $1.4 billion capital budget for this year. You’re pointing at $1.5 billion next year. This is really in stark contrast to everything that we’ve seen in the industry from your peers, in terms of being able to mitigate effectively inflation here. And I know you don’t want to give the away the entire recipe for the secret sauce, but I’m just curious if you can point to any key factors, because as I said, this is a pretty significant departure relative to your peers in terms of capital outlays.

Brad Corson: Yeah, thanks for recognizing that. And it is a big credit to our team, that is the secret sauce. It’s the team and they are working quite diligently on managing inflationary pressures, both on the operating cost side and on the capital side. We demonstrated our discipline around cost quite dramatically during the depths of COVID when we removed almost a billion dollars of operating costs and another billion dollars of capital costs. And with that were a lot of structural improvements that we continue to leverage today. Now when you talk specifically about our $1.4 billion capital budget and our ability to deliver all of the project activities within that original budget, it does speak to the work the team is doing to offset inflationary pressures, continuing to look for further efficiencies in the business. We also benefit from having much of the capital work, being contracted prior to these extreme inflationary pressures that we’re seeing. And, the nature of many of our projects involve a lot of earth moving, and not so much steel, which has been subject to significant cost pressures. But again, it comes down to this relentless focus on managing costs and a big credit to our team. We expect to maintain that discipline as we look to next year and the years beyond with this average of $1.5 billion. So, thanks for that question.

Patrick O’Rourke: Okay. Thank you very much.

Operator: We’ll now take our next question from Neil Mehta of Goldman Sachs. Please go ahead.

Neil Mehta: Yeah, good morning team, and congrats on a great set of results here. The first question is around the widening of the WCS differential, and typically we think of your upstream business as a little bit more WCS levered and in your downstream business, more levered to light sweet crude. But I’d be curious how you’re thinking about that widening of the diff and, and how it impacts the way we should think about, your term profitability.

Brad Corson: Yeah, thanks for the question, Neil. And I think you characterized that right. The upstream business, at least Kearl and Cold Lake are tied to WCS differentials. I contrast that to Syncrude, of course, which sells a synthetic product, which is trading at a premium to WTI right now. But for Kearl and Cold Lake, we are directly tied to the WCS differential, and that has been under pressure. What’s driving that widening of

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

the differential, as I think we talked about in the past is, is a combination of multiple events both on the supply and demand side. Broadly speaking over the last quarter and earlier this year a significant release of SPR barrels in the US which have been providing some level of competition and offsetting demand for Canadian heavies. On top of that, with high energy costs, especially natural gas, we’re, we’re seeing some refiners that are favoring a lighter crude slate to produce their products and then there’s been some near term disruptions in refinery operations in the US that has also, for short periods of time depressed the demand of the heavy, so lots of factors in play. We think that many of those factors are resolving themselves as we move into the next year and so we expect that differential to start tightening and moving back towards more normal levels. But it’s going to take a while to rebalance, I think. And then on the, the downstream side, you’re exactly right.

We run more light crudes than heavy, but we do run some of our heavy crudes in our own refineries. Probably about, a quarter of heavy grades. And so we’re able to take full advantage of that wider differential on the downstream. And as I mentioned earlier, and Jon mentioned, the diesel crack spreads are extremely high right now. So having an integrated system like we do with both upstream and downstream assets allows us to mitigate the effect of those wide heavy differentials on our earnings and cash flow.

Neil Mehta: Yeah, thanks for that perspective. And then, I just wanted to go back to Kearl. Did I hear you right to say that you got up to 357,000 barrels, a day at one point in October? And just how do you think about the sustainability of running above nameplate in Q4 and then tie that into to your opex per barrel, if you’re going to run this hard, I would imagine the $20 barrel is in sight. So just any thoughts there too?

Brad Corson: Yeah, well, you did hear it correct 357,000 barrels a day, that’s our new daily record. There’s lots of things that impact daily performance and it’s not necessarily a reflection of a sustainable level for a whole week or a whole month. But obviously having record production days contributes to an overall high volume week or high volume month, and that’s what we’re seeing at Kearl. We saw a convergence of great run time in our crushers, great run time in our processing facilities, coupled with just great efficiency in our mine operation and high quality ore. All those things coming together in one day give us this record result. And of course, our objective is to string together multiple record days, but over the course of a month or a quarter we expect there will be some planned downtime and maybe some unplanned downtime, and those things will dilute the benefit there.

But fundamentally we have continued to raise the bar at Kearl and that gives me great optimism in our ability to achieve this 280,000 barrels a day. And you’re exactly right, when we look at our target of $20 US per barrel unit cost, having a strong denominator in that calculation is really important. So the more volumes we could put through the facility with high fixed costs that we can dilute across or distribute across a number of barrels, that brings our unit operating costs down and it lowers our break even and makes every barrel more profitable. So that’s what we’re striving to, and we continue to feel good about our ability get to $20 a barrel.

Neil Mehta: Thanks, Brad.

Operator: This concludes question answer session. I would now like to hand the call back to Dave Hughes for closing remarks.

Dave Hughes: Yeah, thank you on behalf of the management team, I’d like to thank everybody for joining us this morning, but also welcome you if you have any further questions, please don’t hesitate to reach out to anybody on the IR team here, we’re always happy to follow up. So thank you very much.

Operator: This concludes today’s call. Thank you for your participation. You may now disconnect.

[END OF TRANSCRIPT]

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Attachment I

	Third Quarter		Nine Months
millions of Canadian dollars, unless noted	2022	2021	2022	2021

Net Income (loss) (U.S. GAAP)
Total revenues and other income	15,224	10,233	45,217	25,278
Total expenses	12,719	9,044	38,012	23,106
Income (loss) before income taxes	2,505	1,189	7,205	2,172
Income taxes	474	281	1,592	506
Net income (loss)	2,031	908	5,613	1,666

Net income (loss) per common share (dollars)	3.25	1.30	8.60	2.32
Net income (loss) per common share - assuming dilution (dollars)	3.24	1.29	8.58	2.31

Other Financial Data

Gain (loss) on asset sales, after tax	222	10	241	34

Total assets at September 30			42,986	40,875

Total debt at September 30			4,160	5,182

Shareholders’ equity at September 30			22,308	21,209

Capital employed at September 30			26,491	26,412

Dividends declared on common stock
Total	211	188	666	544
Per common share (dollars)	0.34	0.27	1.02	0.76

Millions of common shares outstanding
At September 30			611.5	695.6
Average - assuming dilution	626.9	701.9	654.4	721.1

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Attachment VI

Non-GAAP financial measures and other specified financial measures

Certain measures included in this document are not prescribed by U.S. Generally Accepted Accounting Principles (GAAP). These measures constitute “non-GAAP financial measures” under Securities and Exchange Commission Regulation G, and “specified financial measures” under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators.

Reconciliation of these non-GAAP financial measures to the most comparable GAAP measure, and other information required by these regulations, have been provided. Non-GAAP financial measures and specified financial measures are not standardized financial measures under GAAP and do not have a standardized definition. As such, these measures may not be directly comparable to measures presented by other companies, and should not be considered a substitute for GAAP financial measures.

Cash flows from (used in) operating activities excluding working capital

Cash flows from (used in) operating activities excluding working capital is a non-GAAP financial measure that is the total cash flows from operating activities less the changes in operating assets and liabilities in the period. The most directly comparable financial measure that is disclosed in the financial statements is cash flows from (used in) operating activities within the company’s Consolidated statement of cash flows. Management believes it is useful for investors to consider these numbers in comparing the underlying performance of the company’s business across periods when there are significant period-to-period differences in the amount of changes in working capital. Changes in working capital is equal to “Changes in operating assets and liabilities” as disclosed in the company’s Consolidated statement of cash flows and in Attachment II of this document. This measure assesses the cash flows at an operating level, and as such, does not include proceeds from asset sales as defined in Cash flows from operating activities and asset sales in the Frequently Used Terms section of the company’s annual Form 10-K.

Reconciliation of cash flows from (used in) operating activities excluding working capital

	Third Quarter		Nine Months
millions of Canadian dollars	2022	2021	2022	2021
From Imperial’s Consolidated statement of cash flows

Cash flows from (used in) operating activities	3,089	1,947	7,685	3,844

Less changes in working capital

Changes in operating assets and liabilities	546	443	1,140	379
Cash flows from (used in) operating activities excl. working capital	2,543	1,504	6,545	3,465

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Free cash flow

Free cash flow is a non-GAAP financial measure that is cash flows from operating activities less additions to property, plant and equipment and equity company investments plus proceeds from asset sales. The most directly comparable financial measure that is disclosed in the financial statements is cash flows from (used in) operating activities within the company’s Consolidated statement of cash flows. This measure is used to evaluate cash available for financing activities (including but not limited to dividends and share purchases) after investment in the business.

Reconciliation of free cash flow

	Third Quarter		Nine Months

millions of Canadian dollars	2022	2021	2022	2021

From Imperial’s Consolidated statement of cash flows

Cash flows from (used in) operating activities	3,089	1,947	7,685	3,844

Cash flows from (used in) investing activities

Additions to property, plant and equipment	(397)	(276)	(1,034)	(684)

Proceeds from asset sales	760	15	886	57

Additional investments	(6)	—	(6)	—

Loans to equity companies—net	7	2	9	14

Free cash flow	3,453	1,688	7,540	3,231

Net income (loss) excluding identified items

Net income (loss) excluding identified items is a non-GAAP financial measure that is total net income (loss) excluding individually significant non-operational events with an absolute corporate total earnings impact of at least $100 million in a given quarter. The net income (loss) impact of an identified item for an individual segment in a given quarter may be less than $100 million when the item impacts several segments or several periods. The most directly comparable financial measure that is disclosed in the financial statements is net income (loss) within the company’s Consolidated statement of income. Management uses these figures to improve comparability of the underlying business across multiple periods by isolating and removing significant non-operational events from business results. The company believes this view provides investors increased transparency into business results and trends, and provides investors with a view of the business as seen through the eyes of management. Net income (loss) excluding identified items is not meant to be viewed in isolation or as a substitute for net income (loss) as prepared in accordance with U.S. GAAP. All identified items are presented on an after-tax basis.

Reconciliation of net income (loss) excluding identified items

	Third Quarter		Nine Months

millions of Canadian dollars	2022	2021	2022	2021

From Imperial’s Consolidated statement of income

Net income (loss) (U.S. GAAP)	2,031	908	5,613	1,666

Less identified items included in Net income (loss) Gain/(loss) on sale of assets	208	—	208	—

Subtotal of identified items	208	—	208	—

Net income (loss) excluding identified items	1,823	908	5,405	1,666

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Cash operating costs (cash costs)

Cash operating costs is a non-GAAP financial measure that consists of total expenses, less costs that are non-cash in nature, including, Purchases of crude oil and products, Federal excise taxes and fuel charge, Depreciation and depletion, Non-service pension and postretirement benefit, and Financing. The components of cash operating costs include (1) Production and manufacturing, (2) Selling and general and (3) Exploration, from the company’s Consolidated statement of income, and as disclosed in Attachment III of this document. The sum of these income statement lines serve as an indication of cash operating costs and does not reflect the total cash expenditures of the company. The most directly comparable financial measure that is disclosed in the financial statements is total expenses within the company’s Consolidated statement of income. This measure is useful for investors to understand the company’s efforts to optimize cash through disciplined expense management.

Reconciliation of cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2022	2021	2022	2021
From Imperial’s Consolidated statement of Income
Total expenses	12,719	9,044	38,012	23,106
Less:
Purchases of crude oil and products	9,478	6,298	28,849	15,052
Federal excise taxes and fuel charge	584	535	1,616	1,404
Depreciation and depletion	555	488	1,432	1,432
Non-service pension and postretirement benefit	4	11	13	32
Financing	16	5	34	32
Total cash operating costs	2,082	1,707	6,068	5,154

Components of cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2022	2021	2022	2021
From Imperial’s Consolidated statement of Income
Production and manufacturing	1,872	1,525	5,439	4,579
Selling and general	209	180	625	569
Exploration	1	2	4	6
Cash operating costs	2,082	1,707	6,068	5,154

Segment contributions to total cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2022	2021	2022	2021
Upstream	1,382	1,122	4,057	3,401
Downstream	593	497	1,667	1,455
Chemicals	89	70	255	213
Corporate / Eliminations	18	18	89	85
Cash operating costs	2,082	1,707	6,068	5,154

Imperial Q3 2022 Earnings Call	Friday October 28, 2022

Unit cash operating cost (unit cash costs)

Unit cash operating costs is a non-GAAP ratio. Unit cash operating costs (unit cash costs) is calculated by dividing cash operating costs by total gross oil-equivalent production, and is calculated for the Upstream segment, as well as the major Upstream assets. Cash operating costs is a non-GAAP financial measure and is disclosed and reconciled above. This measure is useful for investors to understand the expense management efforts of the company’s major assets as a component of the overall Upstream segment. Unit cash operating cost, as used by management, does not directly align with the definition of “Average unit production costs” as set out by the U.S. Securities and Exchange Commission (SEC), and disclosed in the company’s SEC Form 10-K.

Components of unit cash operating cost

	Third Quarter
	2022				2021
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	1,381	581	299	442	1,120	425	288	331
Selling and general	—	—	—	—	—	—	—	—
Exploration	1	—	—	—	2	—	—	—
Cash operating costs	1,382	581	299	442	1,122	425	288	331

Gross oil-equivalent production	430	193	150	62	435	194	135	78

(thousands of barrels per day)
Unit cash operating cost ($/oeb)	34.93	32.72	21.67	77.49	28.04	23.81	23.19	46.13
USD converted at the quarterly average forex 2022 US$0.77; 2021 US$0.79	26.90	25.19	16.69	59.67	22.15	18.81	18.32	36.44

	Nine Months
	2022				2021
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	4,053	1,680	1,017	1,170	3,395	1,341	802	1,055
Selling and general	—	—	—	—	—	—	—	—
Exploration	4	—	—	—	6	—	—	—
Cash operating costs	4,057	1,680	1,017	1,170	3,401	1,341	802	1,055

Gross oil-equivalent production	408	162	145	74	423	185	139	68

(thousands of barrels per day)
Unit cash operating cost ($/oeb)	36.42	37.99	25.69	57.92	29.45	26.55	21.13	56.83
USD converted at the YTD average forex 2022 US$0.78; 2021 US$0.80	28.41	29.63	20.04	45.18	23.56	21.24	16.90	45.46

(a) Upstream includes Imperial’s share of Kearl, Cold Lake, Syncrude and other.